FORM U-7D/1A
                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         The undersigned hereby amend the Certificate previously filed on Form U-7D, as heretofore amended by Amendment No. 1 thereto filed on August 19, 1982 and by a filing made on October 29, 1997, under File No. 32-340 and certify that the Certificate, as amended, accurately summarizes as required, in the instructions thereto, the information requested as to the lease identified therein and the transactions for the financing thereof. The following numbered paragraphs in the Certificate are hereby amended as set forth below. The other numbered paragraphs in the Certificate previously filed remain unchanged and unaffected.

9. The name of the holder of legal title to the facility has been changed to "U.S. BANK TRUST NATIONAL ASSOCIATION," the present address of which is:

         One California Street, Suite 400
         San Francisco, California 94111-5401

10. The beneficial interest held by Chase Leasing of Texas, Inc. has been transferred to the following company:

         PSEG Resources Inc.
         80 Park Plaza, T-22
         Newark, New Jersey 07102-4194
         Attention of President

The other information under paragraph 10 in the previously filed Certificate remains unchanged and unaffected.


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DATE EXECUTED: February 9, 2000

SIGNATURE OF HOLDER OF LEGAL TITLE:

                                   U.S. BANK TRUST NATIONAL ASSOCIATION
                                   (formerly named "First Trust of
                                   California, National Association"),
                                   as Owner Trustee


                                   By:  MYRNA PRESTO-CHOROSKI
                                        ------------------------------
                                        Name:  Myrna Presto-Choroski
                                        Title: Assistant Vice President

SIGNATURE OF HOLDER OF BENEFICIAL INTEREST:

                                   PSEG RESOURCES INC.


                                   By:  _______________________
                                        Eileen A. Moran
                                        President